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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Beacon Power Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

073677 10 6

(CUSIP Number)

Kenneth M. Socha, Esq.
Perseus Capital, L.L.C.
2099 Pennsylvania Avenue, Suite 900
Washington, D.C. 20006
(202) 452-0101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 073677 10 6

1.	Name of Reporting Person: Perseus Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,155,684

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,155,684

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,155,684

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.0%*

14.	Type of Reporting Person (See Instructions): OO

* Represents the percentage obtained by dividing (i) 9,155,684 by (ii) the sum of (a) the number of shares of Common Stock outstanding as of March 30, 2005 as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and (b) the number of shares issuable upon exercise of the warrants described in this Schedule 13D.

CUSIP No. 073677 10 6

1.	Name of Reporting Person: Frank H. Pearl (in capacity described herein)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 11,622,351**

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 11,622,351**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,622,351**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.6%*

14.	Type of Reporting Person (See Instructions): IN

* Represents the percentage obtained by dividing (i) 9,155,684 by (ii) the sum of (a) the number of shares of Common Stock outstanding as of March 30, 2005 as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and (b) the number of shares issuable upon exercise of the warrants described in this Schedule 13D.

** Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could beneficially own, assuming exercise in full of the Warrant (as defined in the original Schedule 13D and subject to certain future adjustments set forth in the Warrant), the 2005 Warrant and the PC Warrant (collectively, such shares issuable upon exercise of any warrant or other convertible security and shares of Common Stock otherwise held by the Reporting Person are sometimes referred to herein as the “Beacon Shares”).

CUSIP No. 073677 10 6

1.	Name of Reporting Person: Perseus 2000 Expansion, L.L.C. (in capacity described herein)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,466,667

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,466,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,466,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.6%*

14.	Type of Reporting Person (See Instructions): OO

* Represents the percentage obtained by dividing (i) 9,155,684 by (ii) the sum of (a) the number of shares of Common Stock outstanding as of March 30, 2005 as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and (b) the number of shares issuable upon exercise of the warrants described in this Schedule 13D.

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 4)

     The original statement on Schedule 13D dated December 30, 2002, as amended by Amendment No. 1 thereto dated November 20, 2003, Amendment No. 2 thereto dated January 20-26, 2004 and Amendment No. 3 thereto dated April 22, 2005 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Beacon Power Corporation, a Delaware corporation (“Beacon” or the “Issuer”), is hereby further amended as set forth in this Amendment No. 4 (this “Amendment”). This Amendment is being filed jointly by Perseus Capital, L.L.C. (“Perseus Capital”), Perseus 2000 Expansion, L.L.C. (“Perseus 2000 Expansion”) and Mr. Frank H. Pearl (“Mr. Pearl,” and together with Perseus Capital and Perseus 2000 Expansion, the “Reporting Persons”) to report that Perseus Capital and Perseus 2000 Expansion have consummated certain transactions as set forth in an Investment Agreement, dated as of April 22, 2005 (the “Investment Agreement,” a copy of which was attached as Exhibit 2 to Amendment No. 3 to the Schedule 13D and is incorporated herein by reference), by and among Perseus Capital, Perseus 2000 Expansion and the Issuer. Pursuant to the Investment Agreement, Perseus Capital and Perseus 2000 Expansion have agreed, among other things, to make the following investments in the Issuer in exchange for shares of Common Stock of the Issuer and warrants to purchase shares of Common Stock of the Issuer, which investments in the aggregate may equal or exceed more than one percent of the outstanding shares of Common Stock of the Issuer, upon the closing of the Investment Agreement and subject to the terms and conditions therein (collectively, the “Investments”):

1.	Perseus 2000 Expansion has agreed to acquire (i) 1,666,667 shares of Common Stock of the Issuer for an aggregate price of $1,400,000, and (ii) a warrant to acquire 800,000 additional shares of Common Stock of the Issuer at an exercise price of $1.008 per share (the “2005 Warrant”);

2.	Perseus 2000 Expansion has granted the Issuer an option, exercisable at the Issuer’s election at any time and from time to time prior to September 30, 2005, to issue and sell to Perseus 2000 Expansion up to $1,500,000 of additional shares of its Common Stock at a price of $0.84 per share (the $1,500,000 maximum for this option will increase upon consummation of the Merger (as described below) by any portion of the NxtPhase Investment (as defined below) that has not been made as of the date of the Merger);

3.	Perseus 2000 Expansion has committed to invest $1,500,000 in NxtPhase T&D Corporation, a Canadian corporation (“NxtPhase,” and such investment, the “NxtPhase Investment”) that, upon the closing of the merger of NxtPhase and a wholly owned subsidiary of the Issuer (the “Merger”) pursuant to the Arrangement Agreement (as described in Item 4 below), would become a wholly owned subsidiary of Beacon, and the Issuer has granted to Perseus 2000 Expansion an option to make the NxtPhase Investment through the Issuer by acquiring additional shares of the Issuer’s Common Stock on the terms outlined above, the proceeds from which would then be used by the Issuer to make the NxtPhase Investment; and

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 4)

4.	Perseus Capital has agreed to pay $100,000 to Beacon in exchange for a two year extension (until May 23, 2007) of the expiration date of an outstanding warrant to acquire 1,333,333 shares of the Issuer’s Common Stock at a price of $2.25 per share (the “PC Warrant”).

     (The foregoing summary of the Investments and the Investment Agreement is qualified in its entirety by reference to the copy of the Investment Agreement incorporated herein by reference.)

     This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is unaffected hereby.

     Perseus Capital and Perseus 2000 Expansion consummated the Investments set forth in paragraphs 1 and 4 above on May 24, 2005, and as a result thereof, the Reporting Person is amending this Schedule 13D.

     Items 2, 3, 4, 5 and 6 of the Schedule 13D are hereby amended as follows:

Item 2.	Identity and Background

          (a), (b), (c) and (f). This Statement is being filed on behalf of the following persons (collectively the “Reporting Persons”):

               (i)     Perseus Capital, L.L.C., a Delaware limited liability company (“Perseus Capital”);

               (ii)    Perseus 2000 Expansion, L.L.C., a Delaware limited liability company (“Perseus 2000 Expansion”); and

               (iii)   Mr. Frank H. Pearl (“Mr. Pearl”).

          Perseus Capital and Perseus 2000 Expansion were formed to engage in the acquiring, holding and disposing of investments in various businesses.

          Mr. Pearl is the Chairman of Perseus, L.L.C., a Delaware limited liability company. Mr. Pearl controls Perseus, L.L.C., which was formed to engage in the acquiring, holding, disposing and management of various forms of investments in various businesses, and which, through certain subsidiary entities, controls Perseus Capital and Perseus 2000 Expansion. Mr. Pearl is a United States citizen. Mr. Pearl has been included as a Reporting Person in this Statement solely because of his control of Perseus Capital and Perseus 2000 Expansion.

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 4)

          The business address of Perseus Capital, Perseus 2000 Expansion, and Mr. Pearl is 2099 Pennsylvania Avenue, N.W., Suite 900, Washington, DC 20006.

          (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

          The source of the purchase prices for the Common Stock purchased pursuant to paragraphs 1 and 4 above was capital contributions from the members of Perseus Capital and Perseus 2000 Expansion, respectively.

Item 4.	Purpose of Transaction

     Beacon and NxtPhase have entered into an Arrangement Agreement dated as of April 22, 2005 (the “Arrangement Agreement”) that provides for Beacon to acquire all of the outstanding shares of capital stock of NxtPhase pursuant to the Merger. Beacon and NxtPhase entered into the Arrangement Agreement after Perseus 2000, L.L.C. (“Perseus 2000”), an affiliate of the Reporting Persons and Perseus 2000 Expansion, assigned to Beacon an option to acquire NxtPhase, which was granted to Perseus 2000 in connection with a previous investment made by Perseus 2000 in NxtPhase. Beacon, Perseus 2000 Expansion and Perseus Capital entered into the Investment Agreement to help fund Beacon’s on-going operations and NxtPhase’s operations pending and after the consummation of the Arrangement Agreement. Perseus 2000 entered into a letter agreement with the Issuer and NxtPhase in connection with the execution of the Arrangement Agreement providing certain representations and indemnities in connection therewith (which was attached as an exhibit to Amendment No. 3 and is incorporated herein by reference).

     Except as described in the Schedule 13D as amended by this Amendment, none of the Reporting Persons has formulated any plans or proposals that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

          (a) Perseus Capital may be deemed to beneficially own, in accordance with SEC Rule 13d-3, an aggregate of 9,155,684 shares of Common Stock. Perseus 2000 Expansion may be deemed to beneficially own, in accordance with SEC rule 13d-3,

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 4)

2,466,667 shares of Common Stock. Mr. Pearl may be deemed to beneficially own, in accordance with SEC Rule 13d-3, 11,622,351 shares of Common Stock.

          In its Annual Report on Form 10-K filed with the SEC on March 31, 2005, the Issuer disclosed that there were 43,665,143 shares of Common Stock outstanding on March 30, 2005. Therefore, the shares of Common Stock beneficially owned by the Reporting Persons represent approximately 21.0%, 5.6% and 26.6%, respectively, of the Issuer’s outstanding Common Stock.

          (b) By virtue of the relationships between the Reporting Persons described in Item 2 of the Schedule 13D, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 11,622,351 Beacon Shares beneficially owned by Perseus Capital and Perseus 2000 Expansion.

          (c) Except for the Investments described in Item 4 of this Amendment not already consummated, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any party identified in Item 2 of the Schedule 13D, has effected or agreed to effect a transaction in shares of Common Stock of the Issuer during the past 60 days.

          (d) The members of Perseus Capital and Perseus 2000 Expansion have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Perseus Capital and Perseus 2000 Expansion, respectively, in accordance with their membership interests in Perseus Capital and Perseus 2000 Expansion.

          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described in this Amendment, and as set forth in the Schedule 13D and the Exhibits attached thereto and incorporated therein by reference, to the best knowledge of each Reporting Person, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

     Exhibit 1. Joint Filing Agreement, dated as of April 29, 2005, by and between Perseus Capital, Perseus 2000 Expansion and Mr. Pearl.

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 4)

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FRANK H. PEARL

		By:	/s/ Rodd Macklin

Date:	June 1, 2005		Name:	Rodd Macklin

			Title:	Attorney-in-fact

PERSEUS CAPITAL, L.L.C.

		By:	/s/ Rodd Macklin

Date:	June 1, 2005		Name:	Rodd Macklin

			Title:	Chief Financial Officer and Secretary

PERSEUS 2000 EXPANSION, L.L.C.

		By:	/s/ Rodd Macklin

Date:	June 1, 2005		Name:	Rodd Macklin

			Title:	Chief Financial Officer and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)